STATE of DELAWARE

CERTIFICATE of TRUST

OF

Bitwise ETF Trust

This Certificate of Trust is being duly executed and filed on behalf of the statutory trust formed hereby by the undersigned, as the sole trustee, to form a statutory trust pursuant to the Delaware Statutory Trust Act (12 Del. Code § 3801 et seq.) (the “Act”) and sets forth the following:

FIRST: The name of the statutory trust formed hereby is “Bitwise ETF Trust” (the “Trust”).

SECOND: The name and business address of the trustee of the Trust in the State of Delaware is: [Wilmington Trust Company, 1100 North Market Street, Wilmington, Delaware 19890-0001].

THIRD: Pursuant to Section 3806(b)(2) of the Act, the Trust will issue one or more series of beneficial interests having the rights and preferences specified in the governing instrument of the Trust, as the same may be amended from time to time (each a “Series”).

FOURTH: Pursuant to Section 3804(a) of the Act, the liabilities of each series shall be limited such that (a) the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable against the assets of that series only, and not against the assets of the Trust generally or the assets of any other series and (b) none of the debts, liabilities, obligations and expenses incurred, contracted for, or otherwise existing with respect to the Trust generally and any other series shall be enforceable against the assets of the particular series.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Trust as of the __ day of _________, 2018.

[Wilmington Trust Company], not in its individual capacity but solely as Trustee

By:
Name:
Title: